Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 22, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

Re:	Orchard Rx Ltd

Registration Statement on Form F-1

Filed October 4, 2018

File No. 333-227698

Dear Ms. Paik:

This letter is submitted on behalf of Orchard Rx Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Registration Statement on Form F-1 filed on October 4, 2018 (the “Registration Statement”), as set forth in your letter dated October 18, 2018 addressed to Mark Rothera, President, Chief Executive Officer and Director of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the prospectus included in the Registration Statement (the “Prior Prospectus”), and page references in the Company responses refer to the prospectus to be included in Amendment No. 1 to the Registration Statement (the “Prospectus”) which the Company proposes to file following resolution of the comments. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Prospectus.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement on Form F-1 filed October 4, 2018

Business

Telethon-OSR Research and Development Collaboration and License Agreement, page 181

COMMENT NO. 1: Please revise your disclosure to include the aggregate milestone payments due to Telethon-OSR pursuant to the R&D Agreement.

RESPONSE: The Company has revised pages 136 and 182 of the Prospectus. The Company has supplementally provided the Staff with changed pages to the Prospectus, marked against the Prior Prospectus, reflecting its proposed additional disclosure.

Notes to Financial Statements

8. License and research arrangements

GSK asset purchase and license agreement, page F-52

COMMENT NO. 2: We note your response to prior comment 7. Please tell us how you determined this contingency is probable and can be reasonably estimated under ASC 450.

RESPONSE: The Company advises the Staff that, following its re-consideration of the accounting for the PRV assets, as discussed below in response to comment no. 3, the Company has reevaluated the accounting for the associated PRV liabilities which were previously recorded at the date of acquisition. The Company believes that, absent an associated asset, application of the SEC Staff’s longstanding position (discussed at ASC 815-10-S99-4) is no longer appropriate, and the obligations to GSK that are disclosed related to the PRV liabilities should instead be considered under ASC 450.

The Company advises the Staff that it has considered the guidance in ASC 450-20-25 in evaluating the contingency, namely in determining whether the likelihood that the future event or events (in this case being approval of the underlying development program by the FDA and in turn receiving the PRV), would confirm the incurrence of a liability. The Company was unable to conclude that those future events were considered probable at the GSK transaction date (or at June 30, 2018), and consequently the Company has determined that a liability in relation to the PRV should not have been recorded.

The Company advises the Staff that it will restate its financial statements as of and for the six months ended June 30, 2018 to remove the previously recognized PRV liabilities, as they do not meet the criteria for recognition. The Company also advises the Staff that it will revise Note 14 Subsequent events to the annual consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2016 and 2017 to describe the 2018 restatement, including the revised amounts relating to the allocation of purchase consideration.

COMMENT NO. 3: You indicate in your response to prior comment 9 that the PRV rights represent the regulatory rights to receive a PRV upon approval by the FDA. Given the fact that the rights to receive a PRV are contingent on FDA approval, it is not clear that the rights meet the three essential characteristics of an asset as defined by paragraph 26 of Statement of Financial Accounting Concepts No. 6, in particular, the part that states “the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.” It appears that the transaction that gives rise to your rights to the PRVs will occur only if and when the PRVs are granted by the FDA. Please explain in more detail your basis for your characterization of the “PRV rights” as an asset.

RESPONSE: The Company acknowledges the fact that receipt of a PRV is contingent on FDA approval and continuance of the PRV program by the FDA, and advises the Staff that the Company views the regulatory right to receive a PRV as separate from the PRV itself. However, upon further reflection of the Staff’s comment and in particular the characteristics of an asset defined by paragraph 26 of Statement of Financial Accounting Concepts No. 6 which states that “the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred”, the Company has reconsidered whether the regulatory right to receive a PRV embodied a probable future economic benefit. While the Company believes that there is a benefit associated with the regulatory right to receive a PRV, control over the eventual benefit to be received in the form of a PRV is not yet within the control of the Company since it is contingent on FDA approval which had not been granted as of the GSK transaction date (or at June 30, 2018). The transaction or other event which gives rise to the Company’s right to or control of the benefit, being the PRV, would therefore only occur at the time that a PRV is granted following the FDA’s approval of the underlying development program.

Accordingly, the Company advises the Staff that the Company’s unaudited interim financial statements as of and for the six months ended June 30, 2018 contained a material misstatement and should be restated to remove the previously recognized PRV assets (and the related PRV liabilities discussed in response to comment no. 2), as they do not meet the criteria for recognition. This restatement adjustment also results in an increase in research and development expenses related to the acquired in-process research and development of $32.9 million. The Company also advises the Staff that it will revise Note 14 Subsequent events to the annual consolidated financial statements to describe the 2018 restatement, including the revised amounts relating to the allocation of purchase consideration. Given the materiality of the adjustments and the need for a restatement of the June 30, 2018 financial statements, the Company has added disclosure about a material weakness in its internal controls for the interim period.

The Company has supplementally provided the Staff with changed pages to the Prospectus, marked against the Prior Prospectus, reflecting the new accounting and the associated restatement, as follows:

•	Pages 11 through 13 (Summary consolidated financial data)

•	Page 96 (Risk factors, discussing a new material weakness related to the restatement)

•	Pages 111 through 113 (Capitalization)

•	Pages 116 through 118 (Selected consolidated financial data)

•	Pages 119, 128 through 131, 136 through 137 (Management’s discussion and analysis)

•	Page F-2 (dual dated opinion of independent registered public accounting firm)

•	Pages F-39 through F-43 (Note 14 Subsequent events to the 2017 audited financial statements)

•	Pages F-44 through F-52, F-58 through F-61, F-69 (Restated interim financial statement disclosures as of and for the period ended June 30, 2018)

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/Michael H. Bison
Michael H. Bison, Esq.
Goodwin Procter LLP

cc:	Mark Rothera, Orchard Rx Limited

Frank E. Thomas, Orchard Rx Limited

John Ilett, Orchard Rx Limited

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Courtney Hetrick, Esq., Goodwin Procter LLP

3